SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

03236M101

(CUSIP Number)

December 24, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 03236M101

(1)	Names of reporting persons Temasek Holdings (Private) Limited
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with	(5) Sole voting power
(6) Shared voting power 10,353,478*
(7) Sole dispositive power
(8) Shared dispositive power 10,353,478*
(9)	Aggregate amount beneficially owned by each reporting person 10,353,478*
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 14.04%**
(12)	Type of reporting person (see instructions) HC

*	See Item 4 of Schedule.
**	Based on 73,733,182 shares of Common Stock outstanding on December 24, 2012, as set forth in the Securities Purchase Agreement, dated as of December 24, 2012, among Amyris, Inc. and certain investors listed therein.

13G

CUSIP No. 03236M101

(1)	Names of reporting persons Fullerton Management Pte Ltd
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with	(5) Sole voting power —
(6) Shared voting power 10,353,478*
(7) Sole dispositive power
(8) Shared dispositive power 10,353,478*
(9)	Aggregate amount beneficially owned by each reporting person 10,353,478*
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 14.04%**
(12)	Type of reporting person (see instructions) HC

*	See Item 4 of Schedule.
**	Based on 73,733,182 shares of Common Stock outstanding on December 24, 2012, as set forth in the Securities Purchase Agreement, dated as of December 24, 2012, among Amyris, Inc. and certain investors listed therein.

13G

CUSIP No. 03236M101

(1)	Names of reporting persons Cairnhill Investments (Mauritius) Pte Ltd
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Mauritius
Number of shares beneficially owned by each reporting person with	(5) Sole voting power —
(6) Shared voting power 10,353,478*
(7) Sole dispositive power —
(8) Shared dispositive power 10,353,478*
(9)	Aggregate amount beneficially owned by each reporting person 10,353,478*
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 14.04%**
(12)	Type of reporting person (see instructions) HC

*	See Item 4 of Schedule.
**	Based on 73,733,182 shares of Common Stock outstanding on December 24, 2012, as set forth in the Securities Purchase Agreement, dated as of December 24, 2012, among Amyris, Inc. and certain investors listed therein.

13G

CUSIP No. 03236M101

(1)	Names of reporting persons Maxwell (Mauritius) Pte Ltd
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Mauritius
Number of shares beneficially owned by each reporting person with	(5) Sole voting power
(6) Shared voting power 10,353,478*
(7) Sole dispositive power
(8) Shared dispositive power 10,353,478*
(9)	Aggregate amount beneficially owned by each reporting person 10,353,478*
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 14.04%**
(12)	Type of reporting person (see instructions) HC

*	See Item 4 of Schedule.
**	Based on 73,733,182 shares of Common Stock outstanding on December 24, 2012, as set forth in the Securities Purchase Agreement, dated as of December 24, 2012, among Amyris, Inc. and certain investors listed therein.

Item 1(a). Name of Issuer:

Amyris, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

5885 Hollis Street, Suite 100

Emeryville, CA 94608

Item 2(a). Name of Person Filing:

(1)	Temasek Holdings (Private) Limited (“Temasek Holdings”)

(2)	Fullerton Management Pte Ltd (“FMPL”)

(3)	Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”)

(4)	Maxwell (Mauritius) Pte Ltd (“Maxwell”)

Item 2(b). Address of Principal Business Office or, if None, Residence:

(1)	60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(2)	60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(3)	c/o IMM, Les Cascades, Edith Cavell Street, Port Louis, Mauritius

(4)	c/o IMM, Les Cascades, Edith Cavell Street, Port Louis, Mauritius

Item 2(c). Citizenship:

(1)	Republic of Singapore

(2)	Republic of Singapore

(3)	Mauritius

(4)	Mauritius

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 (“Common Stock”)

Item 2(e). CUSIP Number:

03236M101

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

None of the above.

Item 4. Ownership.

(a) Amount beneficially owned: 10,353,478.

As of December 24, 2012, Maxwell directly owned 10,353,478 shares of Common Stock. Maxwell is wholly-owned by Cairnhill, which in turn is wholly-owned by FMPL, which in turn is wholly-owned by Temasek Holdings. Therefore, each of Temasek Holdings, FMPL and Cairnhill may be deemed to beneficially own the shares of Common Stock directly owned by Maxwell.

Accordingly, as of December 24, 2012, each of Temasek Holdings, FMPL and Cairnhill may be deemed to beneficially own 10,353,478 shares of Common Stock.

(b) Percent of class: 14.04%.

As of December 24, 2012, the percentage of the class represented by the amount in Item 4(a) is 14.04%, which is based on 73,733,182 shares of Common Stock outstanding on December 24, 2012, as set forth in the Securities Purchase Agreement, dated as of December 24, 2012, among Amyris, Inc. and certain investors listed therein.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: As of December 24, 2012, Maxwell: 10,353,478; Cairnhill: 10,353,478; FMPL: 10,353,478; and Temasek Holdings: 10,353,478.

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: As of December 24, 2012, Maxwell: 10,353,478; Cairnhill: 10,353,478; FMPL: 10,353,478; and Temasek Holdings: 10,353,478.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock held by the filing persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 28, 2012

Temasek Holdings (Private) Limited

By:	/s/ Eu Jin Chua
Name: Eu Jin Chua
Title: Authorized Signatory

Fullerton Management Pte Ltd

By:	/s/ Lena Chia Yue Joo
Name: Lena Chia Yue Joo
Title: Director

Cairnhill Investments (Mauritius) Pte Ltd

By:	/s/ Weng Chuen Poy
Name: Weng Chuen Poy
Title: Director

Maxwell (Mauritius) Pte Ltd

By:	/s/ Ashraf Ramtoola
Name: Ashraf Ramtoola
Title: Director

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated December 28, 2012, with respect to the shares of Common Stock, par value $0.0001 per share, of Amyris, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

In witness whereof, the undersigned have caused this Agreement to be executed on their behalf this 28th day of December, 2012.

Temasek Holdings (Private) Limited

By:	/s/ Eu Jin Chua
Name: Eu Jin Chua
Title: Authorized Signatory

Fullerton Management Pte Ltd

By:	/s/ Lena Chia Yue Joo
Name: Lena Chia Yue Joo
Title: Director

Cairnhill Investments (Mauritius) Pte Ltd

By:	/s/ Weng Chuen Poy
Name: Weng Chuen Poy
Title: Director

Maxwell (Mauritius) Pte Ltd

By:	/s/ Ashraf Ramtoola
Name: Ashraf Ramtoola
Title: Director